FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2006


                         Brazilian Distribution Company
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                 --------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

                            Form 20-F X   Form 40-F
                                     ---           ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

                                 Yes     No X
                                    ---    ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

                                 Yes     No X
                                    ---    ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.):

                                 Yes     No X
                                    ---    ---


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                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report of their notice to Investors regarding the Minutes from the General and Extraordinary Shareholders' Meeting held on April 27, 2006, as filed with the Brazilian Stock Exchange, to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: December 6, 2006                By: /s/ Eneas Cesar Pestana Neto
                                           ----------------------------------
                                           Name:  Eneas Cesar Pestana Neto
                                           Title: Administrative Director



                                       By: /s/ Daniela Sabbag
                                           ----------------------------------
                                           Name:  Daniela Sabbag
                                           Title: Investor Relations Officer

                                  EXHIBIT INDEX

99.1 Minutes: Option Grants. Earning the Entitlement to Exercise the Option and Share Purchase Price.

99.2 Minutes: To Examine, to discuss and to approve the Incorporation and Justification Protocol to have the Company incorporate its controller, Vieri Participacoes S.A.

99.3 Call Up Notice to examine, discuss and to approve the Incorporation and Justification Protocol enabling the company to incorporate its controller, Vieri Participacoes S.A.

99.4    Accounting Evaluation Report for Vieri.

99.5    Protocol and Justification of Vieri Participacoes S.A. Incorporation.

99.6    Announcement regarding the Company's Offer for Purchase of Shares.

99.7    Public Offer for Acquisition of Shares of Common Stock by the Company.